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Exhibit 99(b)(1)

M&I Marshall & Ilsley Bank
770 North Water Street/Milwaukee, WI 53202-3893/Tel 414-765-7990	www.mibank.com
Correspondent Banking

May 1, 2003

Mr. William Skoglund
President and CEO
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506

Dear Mr. Skoglund:

        This Letter Agreement (the "Agreement") is made and entered into as of the 1st day of May, 2003, by and between Old Second Bancorp, Inc. (the "Customer") and M&I Marshall & Ilsley Bank (the "Lender").

Customer agrees with Lender as follows:

        Customer requests that Lender provide to Customer in accordance with this Agreement a Line of Credit Facility (the "Line Facility"), and, subject to the terms of this Agreement, Lender agrees to lend such amounts up to the aggregate principal amount of THIRTY MILLION AND 00/100 DOLLARS ($30,000,000.00) reducing to TWENTY MILLION AND 00/100 DOLLARS ($20,000,000.00) on October 30, 2003, evidenced by a Revolving Business Note dated May 1, 2003, and any renewals, extensions or modifications of the Note.

Customer further agrees to the following.

1.
Furnish to Lender, as soon as available, such financial information respecting Customer as follows:

          (i)    Within 90 days after the end of each fiscal year of Customer, a consolidated balance sheet of Customer as of the close of such fiscal year and related statements of income and retained earnings and cash flow for such year all in reasonable detail and satisfactory in scope to Lender, prepared in accordance with generally accepted accounting principles applied on a consistent basis, audited by an independent certified public accountant, selected by Customer and acceptable to Lender.

          (ii)   Within 45 days after the end of each third month, a balance sheet of Customer as of the end of such third month and related statements of income and retained earnings and cash flow for the period from the beginning of the fiscal year to the end of such third month, prepared in accordance with generally accepted accounting principles applied on a consistent basis, certified by the financial representatives of the Customer, subject to normal year-end adjustments.

          (iii)  Upon request by Lender, Customer will provide copies of all quarterly Federal Financial Institution Examination Council Form 031 (the "Call Reports") required by the FDIC and the Federal Reserve Board for Old Second National Bank of Aurora, Yorkville National Bank and Kane County Bank & Trust Company (the "Subsidiaries") no later than the due date required by these agencies, prepared in accordance with agency requirements, certified by the financial representatives of Subsidiaries now owned or hereafter acquired.

          (iv)  Upon request by Lender, Customer will provide copies of annual report pursuant to Section 13 or 15(d) of the Securities Exchanges Act of 1934 (the "Form 10-K") required by the United States Securities Exchange Commission for Customer no later than the due date required by this agency, prepared in accordance with agency requirements, certified by the financial representative of Customer.

          (v)   Upon request by Lender, Customer will provide copies of quarterly report pursuant to Section 13 or 15(d) of the Securities Exchanges Act of 1934 (the "Form 10-Q") required by the

  United States Securities and Exchange Commission of Customer no later than the due date required by this agency prepared in accordance with agency requirements, certified by the financial representative of Customer.

          (vi)  Forward to Lender quarterly and annually Federal Reserve form Y-9 required by the Federal Reserve Board no later than the due date required by this agency prepared in accordance with agency requirements, certified by a financial representative of Customer.

2.
Timely perform and observe the following financial covenants, all calculated in accordance with generally accepted accounting principles applied on a consistent basis:

          (i)    Generate a positive consolidated fiscal net income for fiscal year ending December 31, 2003.

          (ii)   The company and subsidiary banks will be required to be classified as well capitalized for regulatory capital purposes.

          (iii)  The consolidated ratio of non-performing loans plus OREO/total loans shall not exceed 2.5%, measured quarterly.

3.
Notify Lender in writing as to the existence of any regulatory agreement under which any Subsidiaries of the Customer is operating.

4.
Notify Lender in writing should the OCC or other regulatory entity issues or enters into an agreement with any Subsidiary of the Customer which restricts the payment of dividends to the Customer.

5.
All obligations to Lender shall become due and payable upon the sale, lease or other disposal of the assets of Customer.

6.
Not encumber assets of Maple Park Mortgage Company by any one other than Customer.

7.
Not create, or permit to exist any lien or encumbrance with respect to any of the Subsidiary banks stock.

8.
A material adverse change occurs in the Customer or Subsidiaries business or financial condition.

9.
The Lender reserves the right at its sole discretion to sell a participation or assignment in all or any part of this Line Facility. Any participant or assignee shall be entitled to the rights and benefits of the provisions of this Agreement. The Lender may disclose confidential information relating to the Customer to a participant or assignee so long as they agree to keep such information confidential.

10.
This Agreement amends and restates in its entirety a Letter Agreement dated April 28, 2002 by and between Old Second Bancorp, Inc. (the "Customer") and M&I Marshall & Ilsley Bank (the "Lender").

        A breach of any of these financial and non-financial covenants shall constitute an event of default under the Note and Lender may, at its option, declare the Note due and payable, and may pursue all remedies available to it with regard to the Note. The Customer shall reimburse Lender for all expenses incurred by it in protecting or enforcing its rights under this Note(s), including without limitation, costs of administration of the Note and costs of collection before and after judgment, including reasonable attorneys' fees and legal expenses.

        Please indicate your acknowledgment and acceptance of the terms and conditions of the Agreement by signing and dating below.

Sincerely,		Sincerely,
/s/ PHILIP D. KOEPKE Philip D. Koepke Senior Vice President		/s/ ALLAN J. WULZ Allan J. Wulz Vice President
Acknowledged and Agreed this 1st day of May, 2003.
Old Second Bancorp, Inc.

By:	/s/ WILLIAM B. SKOGLUND	By:	/s/ ROBIN HODGSON
Title:	President	Title:	Corporate Secretary

Revolving Business Note
M&I Bank

Old Second Bancorp, Inc.	May 1, 2003	*$30,000,000.00 reducing to $20,000,000.00 on October 30,2003
Customer	Date	Credit Limit

The undersigned ("Customer", whether one or more) promises to pay to the order of M&I Marshall & Ilsley Bank ("Lender") at 770 North Water Street, Milwaukee, Wisconsin 53202, the principal sum of $* or, if less, the aggregate unpaid principal amount of all loans made under this Note, plus interest, as set forth below.

Lender will disburse loan proceeds to Customer's deposit account number                     or by other means acceptable to Lender.

Interest is payable on May 31, 2003, and on the last day of each consecutive month thereafter and at maturity.

Principal is payable April 30, 2004.

This Note bears interest on the unpaid principal balance before maturity (whether upon demand, acceleration or otherwise) at the rates set forth on Exhibit A attached hereto.

Interest is computed on the basis of a 360-day year on the actual number of days principal is unpaid. Unpaid principal and interest bear interest after maturity (whether by acceleration or lapse of time) until paid at the prime rate of interest adopted by Lender as its base rate determinations from time to time which may or may not be the lowest rate charged by Lender ("Prime Rate") (with the rate changing as and when that Prime Rate changes) plus 3%.

If any payment is not paid when due, if a default occurs under any other obligation of any Customer to Lender or if Lender deems itself insure, the unpaid balance shall, at the option of Lender, and without notice mature and become immediately payable. The unpaid balance shall automatically mature and become immediately payable in the event any Customer, surety, or guarantor becomes the subject of bankruptcy or other insolvency proceedings. Lender's receipt of any payment on this Note after the occurrence of an event of default shall not constitute a waiver of the default or Lender's rights and remedies upon such default.

This Note may be prepaid in full or in part without penalty.

Lender is authorized to automatically charge payments due under this Note to account number                     at M&I Marshall & Ilsley Bank (See reverse side regarding Notice of Transfers Varying in Amount.)

                    Check here only if this Note is to be secured by a first lien mortgage or equivalent security interest on a one-to-four family dwelling used as Customer's principal place of residence.

This Note includes additional provisions on reverse side.

Old Second Bancorp, Inc.			37 South River Street
Street Address

By:	/s/ WILLIAM B. SKOGLUND,	President	Aurora, Illinois 60506

		Title	City/State/Zip

By:	/s/ ROBIN HODGSON,	Corp. Secretary

Title

ADDITIONAL PROVISIONS

This Note is secured by all existing and future security agreements, assignments and mortgages between Lender and Customer, between Lender and any guarantor of this Note, and between Lender and any other person providing collateral security for Customer's obligations, and payment may be accelerated according to any of them. Unless a lien would be prohibited by law or would render a nontaxable account taxable, Customer grants to Lender a security interest and lien in any deposit account Customer may at any time have with Lender. Lender may, at any time after an occurrence of an event of default, without notice or demand, setoff against any deposit balances or other money now or hereafter owned any Customer by Lender any amount unpaid under this Note.

Lender is authorized to make book entries evidencing loans and payments and the aggregate of all loans as evidenced by those entries is presumptive evidence that those amounts are outstanding and unpaid to Lender. Customer covenants that all loans shall be used solely for business and not personal purposes.

Customer agrees to pay all costs of administration and collection before and after judgment, including reasonable attorneys' fees (including those incurred in successful defense or settlement of any counterclaim brought by Customer or incident to any action or proceeding involving Customer brought pursuant to the United States Bankruptcy Code) and waives presentment, protest, demand and notice of dishonor. Customer agrees to indemnify and hold harmless Lender, its directors, officers, employees and agents, from and against any and all claims, damages, judgments, penalties, and expenses, including reasonable attorneys' fees, arising directly or indirectly from credit extended under this Note or the activities of Customer. This indemnity shall survive payment of this Note.

Customer acknowledges that Lender has not made any representations or warranties with respect to, and that Lender does not assume any responsibility to Customer for, the collectability or enforceability of this Note or the financial condition of any Customer. Customer authorizes Lender to disclose financial and other information about Customer to others. Each Customer has independently determined the collectability and enforceability of this Note.

Without affecting the liability of any Customer, surety, or guarantor, Lender may, without notice, accept partial payments, release or impair any collateral security for the payment of this Note or agree not to sue any party liable on it. Without affecting the liability of any surety or guarantor, Lender may from time to time, without notice, renew or extend the time for payment. The obligations of all Customers under this Note are joint and several.

To the extent not prohibited by law, Customer consents that venue for any legal proceeding relating to collection of this Note shall be, at Lender's option, the county in which Lender has its principal office in this state, the county in which any Customer resides or the county in which this Note was executed. This Note shall be construed and enforced in accordance with the internal laws of Wisconsin.

This Note is intended by Customer and Lender as a final expression of this Note and as a complete and exclusive statement of its terms, there being no conditions to the enforceability of this Note. This Note may not be supplemented or modified except in writing, except as set forth in Exhibit A attached hereto.

PREAUTHORIZED TRANSFER DISCLOSURE

When Customer authorizes Lender to obtain payment of amounts becoming due Lender by initiating charges to Customer's account, Customer also requests and authorizes remitting financial institution to alert and honor same and to charge same to Customer's account. This authorization will remain in effect until Customer notifies Lender and the remitting financial institution in writing to terminate this authorization and Lender and remitting financial institution have a reasonable time to act on the termination. NOTICE OF TRANSFERS VARYING IN AMOUNT: If Lender and remitting financial institution are not the same, Customer is an individual, the account was established primarily for personal, family or household purposes and the regular payments may vary in amount. Customer has the right to receive a notice from Lender 10 days before each payment of how much the payment will be, however, by signing this Note, Customer elects to receive notice only when current payment would differ by more than 100% from previous payment.

EXHIBIT A
TO A REVOLVING BUSINESS NOTE

This Note bears interest on the unpaid principal balance before maturity at a rate equal to the effective rate of interest charged between banks trading in excess Federal Reserve Funds ("Fed Funds Rate"); plus, an applicable margin of 100 basis points up to $20,000,000.00 and 110 basis points over $20,000,000.00 ** per year. This Interest rate will change as the Fed Funds Rate changes. (Not more than once daily based on the previous day's Fed Funds Rate.)

Customer may, from time to time and without premium or penalty, borrow and repay the Loans in whole or in part; provided requests for advances or repayments occur prior to 3:00 P.M. on any Business Day.

"Federal Funds" means with respect to any Loan, the rate per annum equal to the 1 (one) day Federal Funds rate as provided by the Reuters, but Lender may change the service providing such information at any time. Each such determination shall be conclusive and binding upon the parties hereto in the absence of demonstrable error.

OR

Customer may select an interest rate other than the Federal Funds rate at an annual rate equal to the Adjusted Interbank Rate (as defined below) plus 90 basis points up to $20,000,000.00 and 100 basis points over $20,000,000.00 **, which rate will change as of the first day of each calendar month. If the first day of any calendar month is not a regular Business Day, the Adjusted Interbank Rate shall be established on the preceding Business Day. "Business Day" shall mean any day other than a Saturday, Sunday, public holiday or other day when commercial banks in Wisconsin are authorized or required by law to close.

** This note shall have a floor of 2.20% up to $20,000,000.00 and a floor of 2.30% over $20,000,000.00.

The Customer shall give the Lender irrevocable notice before the first Business Day of each calendar month as to whether loans outstanding under this Note shall bear interest during the next succeeding month based upon the Federal Funds rate plus 100 basis points up to $20,000,000.00 and 110 basis points over $20,000,000.00 ** or the Adjusted Interbank Rate plus 90 basis points up to $20,000,000.00 and 100 basis points over $20,000,000.00 **. Such notice shall apply to all loans outstanding under this Note during that next succeeding month, whether previously advanced or advanced after the giving of the notice. If said notice is not timely given, the previously applicable index shall continue to apply.

Customer may, from time to time and without premium or penalty, borrow and repay the Loans in whole or in part, provided requests for advances or repayments occur prior to 3:00 P.M. on any Business Day.

"Adjusted Interbank Rate" means an annual rate for all loans evidenced by this Note (the "Loans") (rounded upwards, if necessary, to the nearest 1/100 of 1%), determined pursuant to the following formula:

Adjusted Interbank Rate =	Interbank Rate 1 - Interbank Reserve Requirement

"Interbank Rate" means with respect to any Loan, the rate per annum equal to the rate (rounded upwards, if necessary, to the nearest 1/16 of 1%) quoted as the rate at which dollar deposits in immediately available funds are offered on the first day of each calendar month in the Interbank Eurodollar market on or about 9:00 A.M., Milwaukee time, for a period of one (1) calendar month. If the first day of any calendar month is not a regular Business Day, the Interbank Rate shall be established on the preceding Business Day. Lender currently uses the Reuters to provide information with respect to the Interbank Eurodollar market, but Lender may change the service providing such information at any time. Each such determination shall be conclusive and binding upon the parties hereto in the absence of demonstrable error.

"Interbank Reserve Requirement" means a percentage (expressed as a decimal) equal to the aggregate reserve requirements in effect on the first day of each calendar month (including all basic, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements during each calendar month) specified for "Eurocurrency Liabilities" under Regulation D of the Board of Governors of the Federal Reserve System, or any other regulation of the Board of Governors which prescribes reserve requirements applicable to "Eurocurrency Liabilities" as presently defined in Regulation D, as then in effect, as applicable to the class or classes of banks of which Lender is a member. As of the date of this Note, the Interbank Reserve Requirement is 0%.

Increased Costs.    If Regulation D of the Board of Governors of the Federal Reserve System, or the adoption of any applicable law, rule or regulation of general application, or any change therein, or any interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Lender with any request or directive of general application (whether or not having the force of law) of any such authority, central bank or comparable agency:

                  (a)    shall subject Lender to any tax, duty or other charge with respect to the Loans, the Note or its obligation to make Loans, or shall change the basis of taxation of payments to Lender of the principal of or interest on the Loans or any other amounts due under this Note in respect of the Loans of its obligation to make Loans (except for changes in the rate of tax on the overall net income of Lender); or

                  (b)    shall impose, modify or deem applicable any reserve (including, without limitation, any reserve imposed by the Board of Governors of the Federal Reserve System, but excluding any reserve included in the determination of interest rates pursuant to this Note), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, Lender; or

                  (c)    shall effect the amount of capital required or expected to be maintained by Lender or any corporation controlling Lender; or

                  (d)    shall impose on Lender any other condition affecting the Loans, the Note or its obligation to make Loans;

and the result of any of the foregoing is to increase the cost to (or in the case of Regulation D referred to above, to impose a cost on) Lender of making or maintaining any Loans, or to reduce the amount of any sum received or receivable by Lender under this Note with respect thereto, then within ten (10) days after demand by Lender (which demand shall be accompanied by a statement setting forth the basis of such demand), Customer shall pay directly to Lender such additional amount or amounts as will compensate Lender for such increased cost or such reduction. Determinations by Lender for purposes of this section of the effect of any change in applicable laws or regulations or of any interpretations, directives or requests thereunder on its costs of making or maintaining Loans or sums receivable by it in respect of Loans, and, of the additional amounts required to compensate Lender in respect thereof, shall be conclusive, absent manifest error.

Deposits Unavailable or Interest Rate Unascertainable

                  (a)    If Lender is advised that deposits in dollars (in the applicable amount) are not being offered to banks in the relevant market for a period of one (1) calendar month, or Lender otherwise determines (which determination shall be binding and conclusive on all parties) that by reason of circumstances affecting the Interbank Eurodollar market adequate and reasonable means do not exist for ascertaining the applicable Interbank Rate; or

                  (b)    If lenders similar to Lender have determined that the Interbank Rate will not adequately and fairly reflect the cost to such lenders of maintaining or funding loans based on the Interbank Rate, or that the making or funding of such Interbank Rate loans has become impracticable as a result of an event occurring after the date of this Note which in the opinion of Lender materially affects such Interbank Rate loans;

then so long as such circumstances shall continue, Lender shall not be under any obligation to make or continue Loans based on the Interbank Rate and on the first Business Day of the next calendar month, such Loans shall bear interest at the Federal Funds rate, plus 100 basis points up to $20,000,000.00 and 110 basis points over $20,000,000.00 **. If such an agreement cannot be reached, such Loans shall be repaid in full by Customer.

Change in Law Rendering Interbank Rate Loans Unlawful.    In the event that any change in (including the adoption of any new) applicable laws or regulations, or any change in the interpretation of applicable laws or regulations by any governmental or other regulatory body charged with the administration thereof, should make it unlawful for any lender to make, maintain or fund Loans based on the Interbank Rate, then: (a) Lender shall promptly notify Customer; (b) the obligation of Lender to make or continue Loans based on the Interbank Rate shall be suspended for the duration of such unlawfulness; and (c) on the first Business Day of the following calendar month, such Loans shall bear interest at the Federal Funds rate plus 100 basis points with the interest rate to change on the first Business Day of each month.

Dated as of May 1, 2003

Old Second Bancorp, Inc.			M&I Marshall & Ilsley Bank
By:	/s/ WILLIAM B. SKOGLUND,	PRES.	By:	/s/ ALLAN J. WULZ,	VP

		Title			Title
By:	/s/ ROBIN HODGSON,	CORP. SECRETARY

Title

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  Exhibit 99(b)(1)